Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

February.13, 2007

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance


07021118

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Phone: 03-3817-5120 Fax: 03-3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 06-50
FOR IMMEDIATE RELEASE
November 21, 2006

Eisai Co., Ltd.

Eisai Announces Establishment of New Pharmaceuticals Marketing Subsidiary in Portugal

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced today that the Company established its pharmaceutical marketing subsidiary, EF-Eisai Farmacêutica, Unipessoal Lda. (Eisai Farmacêutica), in Portugal. Eisai Farmacêutica is owned by Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

Eisai's new subsidiary in Portugal Eisai Farmacêutica will start marketing activities in Portugal in FY 2007, with the launch of its neurology products including the anti-epileptic drugs *Zonegran*® and *Inovelon*® (for which Eisai received positive opinion for *Inovelon*® marketing authorization from European Committee for Medicinal Products for Human Use on November 16, 2006), as well as the non-opioid severe chronic pain agent *Prialt*®. In addition, Eisai Farmacêutica plans to start promotion of its leading product *Aricept*® in Portugal with its co-promotion partner.

Eisai has been rapidly expanding its business operations across Europe by strengthening its sales and marketing presence within the territory. The establishment of Eisai Farmacêutica, which will be the Company's eighth marketing subsidiary in Europe, will accelerate further business operations in Europe together with the Company's own sales channels in 12 countries including the United Kingdom, France, Germany, Italy, Spain, Switzerland, Sweden, Ireland, Austria, Denmark, Finland, Norway and Portugal.

Through stable provision of Eisai's products enabled by establishment of the new subsidiary, Eisai is committed to fulfilling the unmet medical needs and increasing the benefit to patients and their families in these countries.

[Company Outline]

Company Name:	EF-Eisai Farmacêutica, Unipessoal Lda.
Establishment Date:	November 3, 2006
Capital:	4 million Euros (approx. 600 million yen)
Location:	Lisbon, Portugal
President:	Yutaka Tsuchiya
Operations:	Promotion/sale of pharmaceuticals

Contacts:

Corporate Communications Department

Eisai Co., Ltd.
TEL: +81-3-3817-5036

FOR IMMEDIATE RELEASE
February 2, 2007

Listed Stock Name: Eisai Co., Ltd.
Director and President & CEO: Haruo Naito
Headquarters: 4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code: 4523
Listed Locations:
First Sections of the Tokyo Stock Exchange &
the Osaka Securities Exchange

Inquiries:
Akira Fujiyoshi
Vice president
Corporate communications, IR
Phone: 81-3-3817-5120

Notice Regarding Revision of Year End Dividend Forecast For Fiscal Year Period (95th Company Fiscal Period) Ending March 2007

The updated forecast as to year-end dividend per share for the fiscal period ending March 2007 will be proposed for revision from previous forecast, in accordance with the decision made at the Board of Directors' Meeting on February 2, 2007. This revision will take effect subject to the resolution at the Board of Directors' Meeting scheduled in May 2007 after completion of statutory audit on financial documents for this fiscal year period.

The details of the revision are noted below:

1. Reason for Revision

Eisai is devoted to providing continuous and stable dividends based on the consolidated financial performance along with dividend on equity (DOE). Thus the Company plans to pay a fiscal year-end dividend of ¥65 per share, an increase of ¥10 per share over the previous forecast. Consequently the anticipated annual total dividend is expected to be ¥120 per share, combining interim and year-end dividends.

2. Contents of the Revision

	Dividends per share		
	Interim	**Year-end**	**Annual Total**
Previous forecast (October 31, 2006)	—	¥55	¥110
Revised forecast	—	¥65	¥120
Fiscal year ending March 2007 (Actual payout)	¥55	—	—
Previous fiscal year ended March 2006 (Actual payout)	¥40	¥50	¥90

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
THIRD QUARTER FINANCIAL REPORT RELEASE


FOR IMMEDIATE RELEASE
February 2, 2007

On February 2, 2007, Eisai Co., Ltd. announced quarterly consolidated financial results for the fiscal year ending March 31, 2007

- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito
Director, President & CEO
- Inquiries should be directed to: Akira Fujiyoshi
Vice President
Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

CONSOLIDATED THIRD QUARTER FINANCIAL RESULTS
(October 1, 2006 – December 31, 2006)

1. NOTES TO PREPARATION OF THIRD QUARTER FINANCIAL REPORT

(1) There is no change in accounting treatments used by Eisai Co., Ltd. and its subsidiaries and associated companies during the quarterly period.

(2) There is no change in the number of subsidiaries and associated companies accounted for by the equity method.

(3) *Number of newly established subsidiaries: 4 companies:* Eisai R&D management Co., Ltd., Eisai (Singapore) Pte. Ltd., Eisai Clinical Research Singapore Pte. Ltd., EF-Eisai Farmacêutica, Unipessoal Lda.
Number of subsidiaries excluded from consolidation: 2 companies:
Eisai Pharma-Chem Europe Ltd. and Eisai U.S.A. Inc.
Number of Associated company excluded from consolidation: 1 company: Eisai-Novartis Verwaltungs GmbH

2. CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007 (for the period ended December 31)

(1) RESULTS OF OPERATIONS

<Three months ended December 31>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
October 1, 2006-December 31, 2006	¥181,398 mil.	8.4%	¥34,194 mil.	3.8%	¥36,055 mil.	5.1%
October 1, 2005-December 31, 2005	¥167,280 mil.	16.6%	¥32,949 mil.	23.4%	¥34,316 mil.	29.0%

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
October 1, 2006-December 31, 2006	¥23,336 mil.	6.1%	¥82.03	¥81.90
October 1, 2005-December 31, 2005	¥21,997 mil.	33.3%	¥76.96	¥76.87

Note: Percentage change is a comparison to the same period of the previous year.

<Nine months ended December 31>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-December 31, 2006	¥500,788 mil.	11.3%	¥83,837 mil.	7.2%	¥87,800 mil.	7.8%
April 1, 2005-December 31, 2005	¥449,910 mil.	11.2%	¥78,218 mil.	14.5%	¥81,415 mil.	16.6%
April 1, 2005-March 31, 2006	¥601,252 mil.		¥95,704 mil.		¥100,025 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2006-December 31, 2006	¥55,846 mil.	7.1%	¥195.85	¥195.55
April 1, 2005-December 31, 2005	¥52,156 mil.	18.4%	¥182.49	¥182.31
April 1, 2005-March 31, 2006	¥63,410 mil.		¥221.86	¥221.61

Note: Percentage change is a comparison to the same period of the previous year.

All amounts less than ¥1,000,000 have been omitted.

(2) FINANCIAL POSITION

Period Ended	Total Assets	Equity	(Equity - Minority interests - Stock acquisition rights) / Total assets	Equity per Share
December 31, 2006	¥756,607 mil.	¥548,079 mil.	71.1%	¥1,894.24
December 31, 2005	¥712,055 mil.	¥505,238 mil.	71.0%	¥1,767.63
March 31, 2006	¥747,231 mil.	¥519,215 mil.	69.5%	¥1,816.23

Note 1: (Reference) Equity - Minority interests - Stock acquisition rights:
- As of December 31, 2006: ¥538,048 million
- As of December 31, 2005: ¥505,238 million
- As of March 31, 2006: ¥519,215 million

Note 2: Shareholders' Equity, Equity Ratio and Shareholders' Equity per Share for the periods ended December 31,2005 and March 31, 2006 are respectively, described as 'Equity', ' Owners' Equity to Total Assets ' and 'Owners' Equity per Share' for the period ended December 31, 2006.

(3) CASH FLOWS

< Three months ended December 31>

Period	Operating Cash Flow	Investing Cash Flow	Financing Cash Flow	Cash & Cash Equivalents
October 1, 2006- December 31, 2006	¥4,688 mil.	(¥30,901 mil.)	(¥15,594 mil.)	¥134,744 mil.
October 1, 2005- December 31, 2005	¥9,212 mil.	(¥10,099 mil.)	(¥11,737 mil.)	¥150,165 mil.

<Nine Months ended December 31>

Period	Operating Cash Flow	Investing Cash Flow	Financing Cash Flow	Cash & Cash Equivalents
April 1, 2006- December 31, 2006	¥41,304 mil.	(¥52,106 mil.)	(¥40,710 mil.)	¥134,744 mil.
April 1, 2005- December 31, 2005	¥49,116 mil.	(¥24,235 mil.)	(¥21,864 mil.)	¥150,165 mil.
April 1, 2005- March 31, 2006	¥87,053 mil.	(¥29,513 mil.)	(¥21,843 mil.)	¥183,278 mil.

[REFERENCE DATA] NON-CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007

(1) RESULTS OF OPERATIONS

<Three months ended December 31>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
October 1, 2006- December 31, 2006	¥94,932 mil.	1.8%	¥21,876 mil.	(8.9%)	¥22,306 mil.	(9.1%)
October 1, 2005- December 31, 2005	¥93,274 mil.	12.0%	¥24,013 mil.	14.8%	¥24,552 mil.	18.8 %

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
October 1, 2006- December 31, 2006	¥14,344 mil.	(9.7%)	¥50.42	¥50.34
October 1, 2005- December 31, 2005	¥15,893 mil.	23.7%	¥55.61	¥55.54

Note: Percentage change is a comparison to the same period of the previous year.

All amounts less than ¥1,000,000 have been omitted.

<Nine Months ended December 31>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-December 31, 2006	¥265,046 mil.	4.3%	¥52,227 mil.	(8.1%)	¥53,048 mil.	(9.0%)
April 1, 2005-December 31, 2005	¥254,231 mil.	8.4%	¥56,807 mil.	5.6%	¥58,270 mil.	6.3%
April 1, 2005-March 31, 2006	¥331,959 mil.		¥65,376 mil.		¥67,338 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2006-December 31, 2006	¥34,482 mil.	(8.1%)	¥120.93	¥120.74
April 1, 2005-December 31, 2005	¥37,515 mil.	7.3%	¥131.26	¥131.14
April 1, 2005-March 31, 2006	¥43,890 mil.		¥153.56	¥153.39

Note: Percentage change is a comparison to the same period of the previous year.

(2) FINANCIAL POSITION

Period Ended	Total Assets	Equity	(Equity - Minority interests - Stock acquisition rights) / Total assets	Equity per Share
December 31, 2006	¥545,776 mil.	¥458,793 mil.	84.0%	¥1,614.18
December 31, 2005	¥547,395 mil.	¥456,527 mil.	83.4%	¥1,597.21
March 31, 2006	¥572,912 mil.	¥465,211 mil.	81.2%	¥1,627.33

Note 1: (Reference) Equity - Minority interests - Stock acquisition rights:

- As of December 31, 2006: ¥458,498 million
- As of December 31, 2005: ¥456,527 million
- As of March 31, 2006: ¥465,211 million

Note 2: Shareholders' Equity, Equity Ratio and Shareholders' Equity per Share for the periods ended December 31,2005 and March 31, 2006 are respectively, described as 'Equity', ' Owners' Equity to Total Assets ' and 'Owners' Equity per Share' for the period ended December 31, 2006.

All amounts less than ¥1,000,000 have been omitted.

[Consolidated Third Quarter Financial Highlights] (October 1, 2006 – December 31, 2006)

- **Consolidated net sales** during the quarter amounted to ¥181,398 million (8.4% up year-on-year).
- **Sales of *Aricept***, an Alzheimer's disease treatment, amounted to ¥66,485 million (26.1% up year-on-year), with **sales in Japan** totaling ¥14,017 million (16.0% up) and **sales in the U.S.** totaling ¥41,721 million (31.9% up; 30.9% up on a dollar basis). **Sales of *Pariet*** (U.S. brand name: *AcipHex*), a proton pump inhibitor, amounted to ¥47,494 million (11.9% up year-on-year), with **sales in Japan** amounting to ¥9,040 million (6.2% up) and **sales in the U.S.** amounting to ¥34,316 million (11.5% up; 10.9% up on a dollar basis). We also started to market four anti-tumor products acquired from Ligand Pharmaceuticals in the United States. In Europe, we entered into agreements with partner companies for distribution of two acquired products in the region.
- **The year-on-year increase/decrease in net sales to external customers by each geographic area** is as follows: 1.0% decrease in Japan; 16.1% increase in North America; 23.0% increase in Europe; and 21.0% increase in all other remaining markets including Asia.
- **Research and development (R&D) expenses** came to ¥26,632 million (17.7% up year-on-year). **Selling, general and administrative expenses** (SG &A expenses) amounted to ¥91,858 million (12.4% up). **Cost of goods sold** amounted ¥28,712 million (4.2% down), with the **cost of sales ratio** being 15.8% (down 2.1 points from the comparable quarter in previous year).
- With respect to earnings results, **operating income** for the quarter advanced to ¥34,194 million (3.8% up year-on-year); **ordinary income** to ¥36,055 million (5.1% up); and **net income** to ¥23,336 million (6.1% up). **Basic earnings per share (EPS)** came to ¥82.03 (up ¥5.07 as compared to the same quarter in previous year).
- **Net cash provided by operating activities** in the quarter was ¥4,688 million (down ¥4,524 million from the comparable quarter in previous year). **Net Cash used by investing activities** totaled ¥30,901 million (up ¥20,801 million as compared to the same quarter in previous year), principally due to capital expenditure for property, plant and equipment procurement, and intangible fixed assets due to the acquisition of four anti-tumor drugs by Ligand Pharmaceuticals. **Net cash used by financing activities**, including but not limited to payment of an interim dividend, amounted to ¥15,594 million (up ¥3,857 million as compared to the same quarter in previous year).

[Consolidated Financial Highlights for the Nine Months] (April 1, 2006 – December 31, 2006)

- **Consolidated financial results for the nine months** were as follows:

  Net sales: ¥500,788 million (11.3% increase year-on-year)

  Operating income: ¥83,837 million (7.2% increase year-on-year)

  Ordinary income: ¥87,800 million (7.8% increase year-on-year)

  Net income: ¥55,846 million (7.1% increase year-on-year)

- **Net sales of *Aricept*** increased to ¥182,727 million (28.1% up year-on-year) and those of ***AcipHex/Pariet*** rose to ¥130,923 million (14.8% up), signifying steady growth in North America, Europe and Asia.
- Despite making **aggressive investments to support our growing R&D activities**, the Company realized an overall gain in **operating income, ordinary income and net income** due to improvements in the cost of sales ratio.

[Segment Information]

(Net sales for each segment are those to external customers.)

Performance by business segment

<u>Pharmaceuticals segment</u>

- **Sales of *Aricept*** and ***AcipHex/Pariet*** gained steadily in all regions
- As a result, **pharmaceutical sales** totaled to ¥484,957 million (11.7% up year-on-year), with operating income amounting to ¥85,699 million (6.6% up).

<u>Other segments</u>

- **Sales in other segments** including food additives, chemical, and the machinery businesses came to ¥15,830 million (0.2% down year-on-year), with operating income resulting in ¥1,296 million (28.7% down).

Performance by geographic area

<u>Japan</u>

- **Sales in Japan** amounted to ¥223,942 million (1.4% up year-on-year), with operating income amounting to ¥57,690 million (9.3% down).
- As for ethical drugs, **sales of *Aricept*** increased to ¥37,912 million (16.4% up year-on-year) and those of ***Pariet*** increased to ¥23,680 million (9.3% up).

<u>North America</u>

- **Sales in North America** advanced to ¥220,105 million (19.8% up year-on-year), with operating income expanding to ¥21,435 million (35.1% up).

- **Sales of *Aricept*** rose to ¥114,467 million (35.8% up year-on-year; 31.0% up on a dollar basis) and those of ***AcipHex*** increased to ¥94,755 million (12.5% up; 8.6% up on a dollar basis).

Europe

- **Sales in Europe** climbed to ¥40,815 million (24.2% up year-on-year) and operating income came to ¥3,427 million (0.9% up).
- **Sales of *Aricept*** increased to ¥25,814 million (14.1% up year-on-year) and those of ***Pariet*** surged to ¥9,096 million (62.0% up).
- Eisai's new marketing subsidiary EF-Eisai Farmacêutica, Unipessoal Lda. was established in Portugal in November 2006.

Asia and other regions

- **Sales in Asia and other regions** amounted to ¥15,924 million (26.8% up year-on-year), and operating income increased to ¥2,816 million (28.5% up).
- **Sales of *Aricept*** grew to ¥4,533 million (44.2% up year-on-year), and sales of ***Pariet*** surged to ¥3,390 million (34.4% up).

Overseas total

- **Total overseas sales** advanced to ¥276,845 million (20.8% up year-on-year), accounting for 55.3% of the Company's consolidated net sales (an increase of 4.4 points over the comparable quarter in previous year).

[Cash flow]

- **Net cash provided by operating activities during the nine months** decreased to ¥41,304 million (down ¥7,812 million from the comparable quarter in previous year). **Income before income taxes** amounted to ¥87,297 million, **depreciation and amortization expenses** came to ¥19,232 million and **increase of notes and accounts receivable-trade** to ¥15,371 million while **income taxes paid** totaled ¥45,371million.
- **Net Cash used in investing activities** totaled ¥52,106 million (up ¥27,871 million as compared to the same quarter in previous year) , out of which ¥17,366 million was used for the procurement of property, plant and equipment and ¥26,231 million for purchasing intangible assets.
- **Net Cash used in financing activities** totaled ¥40,710 million(an increase of ¥18,845 million as compared to the same quarter in previous year), out of which ¥29,913 million went towards dividend payout and ¥11,060 million was allocated to

market acquisition of our own shares.

- As a result of such **operating, investing and financing activities, cash and cash equivalents at end of the quarter period** stood at ¥134,744 million (down ¥48,534 million from the end of the previous fiscal year).

[Research & Development]

Ongoing Projects

- Eisai Group concentrates its managerial resources in the areas of neurology and oncology and engages in proactive R&D activities to support these areas. Centralizing our global R&D decision-making at **Eisai R&D Management Co., Ltd**. (Tokyo, Japan), the Company ensures efficient and productive research operations in order to achieve timely development of new drugs.
- **E7389 for cancer** is now being investigated for the treatment of breast cancer in the U.S. in a Phase III study as well as a Subpart H (an FDA system that gives fast track review to new drugs for severe and life-threatening diseases that meet certain requirements) application study. Studies for breast cancer (Phase III) and for sarcoma (Phase II) were also started in Europe.
- **An AMPA receptor antagonist E2007** is being tested in Phase III for Parkinson's disease in the U.S. and Europe. The agent is also aiming to complete POC (Proof of Concept) study for epilepsy, multiple sclerosis, and migraine prophylaxis.
- A Phase III study of **an endotoxin antagonist E5564** (generic name: eritoran) for the treatment of severe sepsis is ongoing in the U.S. and Europe.
- The European Commission approved the **anti-epileptic agent *Inovelon*** (generic name: rufinamide) for adjunctive therapy of Lennox-Gastaut Syndrome in January 2007.
- The application of **botulinum toxin type B E2014** was submitted in Japan in December 2006 for the treatment of cervical dystonia.
- **An ischemic heart disease agent *Vasolan*** (generic name: verapamil hydrochloride) was filed in Japan in January 2007 for a new indication in the treatment of atrial fibrillation and paroxysmal supraventricular tachycardia (PSVT).
- A Phase II/III study for **an anti-rheumatic agent D2E7** (generic name: adalimumab, fully human anti-TNF-monoclonal antibody) has been started in Japan for Crohn's disease.
- ***Aricept*** received approval in the U.S. for the treatment of severe Alzheimer's disease in October 2006.
- ***Pariet*** received approval in Japan in January 2007 for *Helicobacter Pylori* eradication

in combination with certain antibiotics.

- A Phase II study of **E0167** (generic name: menatetrenone) in Japan for the prevention of hepatocellular carcinoma recurrence was discontinued.

New Facility Launch, Alliances & Agreements

- In October 2006, **KAN Research Institute** (Hyogo, Japan) which specializes in life science research launched operations at its newly relocated facility in *Kobe Biocluster*. Eisai hopes that this relocation will enrich further activities of the institute, particularly with a focus on translational research.
- A new subsidiary **Eisai Clinical Research Singapore Pte. Ltd.** was established in Singapore in October 2006, to facilitate the strategic execution of clinical studies in Asia.
- **Eisai Research Institute of Boston Inc.** completed its expansion in January 2007 with the opening of a new facility. This new facility consolidates discovery and clinical research functions in the United States for accelerating Eisai's global research activities.
- **A joint agreement was signed** in October 2006 between Eisai Co., Ltd./Sanko Junyaku (Eisai's subsidiary) and FUJIREBIO for development of a new KL-6 test kit (supplementary diagnostic marker for interstitial pneumonia) compatible with the LUMIPULSE system (automatic chemiluminescent enzyme immunoassay system) .

3. FORECAST OF FULL FISCAL YEAR (April 1, 2006 – March 31, 2007)

[Forecast of consolidated financial performance]

- Factoring in the progress of financial performance achieved up until this quarter, the financial forecast on a consolidated basis for the full fiscal year ending March 2007 was revised upward from what was previously announced in October 2006 as follows:

	Revised Forecast		Forecast in October '06	Increase/ (Decrease)	Changes	(FYR) Forecast in May 2006
	(A)	y/y (%)	(B)	(A-B)	(%)	
Net sales	¥668,000 mil.	+11.1	¥653,000 mil.	¥15,000 mil.	+2.3	¥640,000 mil.
Operating income	¥107,000 mil.	+11.8	¥105,000 mil.	¥2,000 mil.	+1.9	¥101,000 mil.
Ordinary income	¥111,000 mil.	+11.0	¥108,500 mil.	¥2,500 mil.	+2.3	¥104,000 mil.
Net income	¥70,000 mil.	+10.4	¥68,500 mil.	¥1,500 mil.	+2.2	¥67,000 mil.

Notes:
*Forecasted Annual Earnings per share (full year): ¥246.44
*y/y : Percentatge compared with the previous year
*% : Percentage of increase (decrease) compared between revised forecast and previous forecast

Sales

- **An increase in sales** of 15 billion yen is anticipated, totaling 668 billion yen for the year.
- Our two core products ***Aricept*** and ***AcipHex/Pariet*** are anticipated to yield sales of 246.5 billion yen and 172 billion yen, respectively, which exceed the previous forecasts.

Profit

- Despite an increase in SG & A expenses allocated for execution of activities in the mid-term strategic plan, **operating income** is anticipated to be 107 billion yen, up 2 billion yen compared to the previous forecast.
- **Ordinary income** for the fiscal year is anticipated to be 111 billion yen , an increase of 2.5 billion yen compared to the previous forecast. **Net income** for fiscal year is anticipated to be 70 billion yen, an increases of 1.5 billion yen compared to the previous forecast.

[**Forecast of fiscal year-end dividends**]

- The company plans to modify the year-end dividend forecast of ¥55 per share previously announced in October 2006 to ¥65 per share (15 yen up year-on-year). Consequently, as the interim dividend was ¥55 per share, the anticipated annual total dividend is expected to be ¥120 per share. (¥30 up year-on-year),
- We forecast a 6.4% Dividend on Equity (DOE) ratio for the fiscal year ending March 31, 2007.

[**Reference**]

(Forecast of non-consolidated financial performance)

- The financial forecast on a non-consolidated basis for the full fiscal year ending March 31, 2007 was also revised as follows:

	Revised Forecast		Forecast in October '06	Increase/ (Decrease)	Changes	(FYR) Forecast in May 2006
	(A)	y/y (%)	(B)	(A-B)	(%)	
Net sales	¥345,000 mil.	+3.9	¥346,000 mil.	(¥1,000 mil.)	-0.3	¥346,000 mil.
Operating income	¥61,000 mil.	-6.7	¥64,000 mil.	(¥3,000 mil.)	-4.7	¥64,000 mil.
Ordinary income	¥62,000 mil.	-7.9	¥65,000 mil.	(¥3,000 mil.)	-4.6	¥65,000 mil.
Net income	¥39,000 mil.	-11.1	¥41,000 mil.	(¥2,000 mil.)	-4.9	¥41,000 mil.

Notes:

* Forecasted Annual Earnings per share (full year): ¥137.30

*y/y : Percentatge compared with the previous year

*% : Percentage of increase (decrease) compared between revised forecast and previous forecast

4. FORWARD-LOOKING STATEMENTS AND RISK FACTORS ASSOCIATED WITH OUR BUSINESS

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Certain risk factors particularly apply with respect to the Company-related

forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, intellectual properties, uncertainties in new drug development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security/information management and outsourcing-related risks.

In addition, further details about business risks stated above are described in the Annual Security Report.

1-1) CONSOLIDATED BALANCE SHEETS (ASSETS)

Account Title	March 31, 2006 (Millions of Yen)		%	December 31, 2006 (Millions of Yen)		%	Increase/ (Decrease) (Millions of Yen)
ASSETS							
I. Current assets:							
1. Cash and cash in bank		¥74,163			¥47,168		
2. Notes and accounts receivable-trade		148,720			165,973		
3. Short-term investments		120,021			99,495		
4. Inventories		44,949			50,968		
5. Deferred tax assets		29,272			28,459		
6. Others		15,806			15,639		
7. Allowance for doubtful receivables		(333)			(353)		
Total current assets		432,601	57.9		407,351	53.8	(25,250)
II. Fixed assets:							
1. Property, plant and equipment							
(1) Buildings and structures	66,715			72,525			
(2) Machinery, equipment and vehicles	25,464			24,260			
(3) Land	17,052			17,215			
(4) Construction in progress	9,300			5,843			
(5) Others	10,149	128,682	17.2	10,523	130,368	17.2	1,686
2. Intangible assets		43,206	5.8		63,218	8.4	20,011
3. Investments and other assets							
(1) Investment securities	105,452			113,331			
(2) Long-term loans receivable	61			19			
(3) Deferred tax assets	27,612			32,193			
(4) Others	10,393			10,846			
(5) Allowance for doubtful accounts	(779)	142,741	19.1	(721)	155,669	20.6	12,928
Total fixed assets		314,630	42.1		349,256	46.2	34,626
Total assets		¥747,231	100.0		¥756,607	100.0	9,376

Note: % - Component percentages, which show respective ratio to Total assets

1-2)CONSOLIDATED BALANCE SHEETS (LIABILITIES AND EQUITY)

Account Title	March 31, 2006 (Millions of Yen)	March 31, 2006 (%)	December 31, 2006 (Millions of Yen)	December 31, 2006 (%)	Increase/ (Decrease) (Millions of Yen)
LIABILITIES					
I. Current liabilities:					
1. Notes and accounts payable-trade	¥24,405		¥15,771		
2. Short-term borrowings	413		353		
3. Accounts payable-other	53,171		54,958		
4. Accrued expenses	42,602		41,193		
5. Income taxes payable	23,415		12,021		
6. Reserve for sales rebates	27,826		36,229		
7. Other reserves	781		659		
8. Others	5,538		8,868		
Total current liabilities	178,154	23.9	170,055	22.5	(8,098)
II. Long-term liabilities:					
1. Deferred tax liabilities	91		96		
2. Liability for retirement benefits	35,577		33,509		
3. Retirement allowances for directors	1,317		1,260		
4. Others	3,578		3,606		
Total long-term liabilities	40,565	5.4	38,473	5.1	(2,091)
Total liabilities	218,719	29.3	208,528	27.6	(10,190)
EQUITY					
I. Owners' Equity:					
1. Common stock	-		44,985		
2. Capital surplus	-		55,222		
3. Retained earnings	-		454,908		
4. Treasury stock	-		(42,495)		
Total Owners' Equity	-	-	512,621	67.7	15,300
II. Net unrealized gain and translation adjustments:					
1. Net unrealized gain on available-for-sale securities	-		19,632		
2. Foreign currency translation adjustments	-		5,794		
Total Net unrealized gain and translation adjustments	-	-	25,427	3.4	3,531
III. Stock acquisition rights	-	-	294	0.0	294
IV. Minority interests	-	-	9,735	1.3	439
Total equity	-	-	548,079	72.4	19,567
Total liabilities and equity	-	-	¥756,607	100.0	9,376
Minority interests:					
Minority interests	9,296	1.2	-	-	
Shareholders' equity:					
I. Common Stock	44,985	6.0	-	-	
II. Capital surplus	55,222	7.4	-	-	
III. Retained earnings	429,025	57.4	-	-	
IV. Net unrealized gain on available-for-sale securities	20,327	2.7	-	-	
V. Foreign currency translation adjustments	1,567	0.2	-	-	
VI. Treasury stock	(31,913)	(4.2)	-	-	
Total shareholders' equity	519,215	69.5	-	-	
Total liabilities, minority interests and shareholders' equity	¥747,231	100.0	-	-	

Note: % - Component percentages, which shows respective ratio to Total liabilities and equity for the period ended December 31, 2006.

Increase/(Decrease) shows the difference with the amount of March 31, 2006 in same account title.

2-1) CONSOLIDATED STATEMENT OF INCOME
Third Quarter of FY2005 and FY2006 (Three Months ended Dec. 31)

Account Title	October 1, 2005 - December 31, 2005 (Millions of Yen)		(%)	October 1, 2006 - December 31, 2006 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
I. Net sales		¥167,280	100.0		¥181,398	100.0	14,118
II. Cost of sales		29,930	17.9		28,708	15.8	(1,222)
Gross profit on sales		137,349	82.1		152,690	84.2	15,340
Provision for sales returns-net		42	0.0		3	0.0	(38)
Gross profit		137,307	82.1		152,686	84.2	15,378
III. Selling, general and administrative expenses							
1. Research and development expenses	22,628		[13.5]	26,632		[14.7]	
2. Selling, general and administrative expenses	81,729	104,357	62.4	91,858	118,491	65.3	14,134
Operating income		32,949	19.7		34,194	18.9	1,244
IV. Non-operating income		1,514	0.9		1,923	1.0	408
V. Non-operating expenses		148	0.1		62	0.0	(85)
Ordinary income		34,316	20.5		36,055	19.9	1,738
VI. Special gain		127	0.1		139	0.0	11
VII. Special loss		90	0.1		201	0.1	111
Income before income taxes and minority interests in income		34,353	20.5		35,992	19.8	1,638
Income taxes-current	13,223			11,261			
Income taxes-deferred	(990)	12,233	7.3	1,284	12,546	6.9	313
Minority interests in income		122	0.0		109	0.0	(13)
Net income		¥21,997	13.2		¥23,336	12.9	1,339

Note: % - Component percentages, which show respective ratio to Net sales.
III.2 "Selling, general and administrative expenses" includes III.1 "Research and development expenses".

2-2) CONSOLIDATED STATEMENT OF INCOME
(Nine Months Ended Dec. 31, 2005 and 2006)

	April 1, 2005 - December 31, 2005			April 1, 2006 - December 31, 2006			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales		¥449,910	100.0		¥500,788	100.0	50,877
II. Cost of sales		78,657	17.5		81,977	16.4	3,320
Gross profit on sales		371,252	82.5		418,810	83.6	47,557
Provision for sales returns-net		11	0.0		(48)	(0.0)	(59)
Gross profit		371,241	82.5		418,858	83.6	47,617
III. Selling, general and administrative expenses							
1 Research and development expenses	67,029		[14.9]	78,875		[15.8]	
2 Selling, general and administrative expenses	225,993	293,022	65.1	256,145	335,021	66.9	41,998
Operating income		78,218	17.4		83,837	16.7	5,618
IV. Non-operating income		3,663	0.8		5,062	1.0	1,399
V. Non-operating expenses		466	0.1		1,099	0.2	632
Ordinary income		81,415	18.1		87,800	17.5	6,385
VI. Special gain		168	0.0		401	0.1	232
VII. Special loss		588	0.1		904	0.2	316
Income before income taxes and minority interests in income		80,996	18.0		87,297	17.4	6,301
Income taxes-current	34,691			34,162			
Income taxes-deferred	(6,194)	28,496	6.3	(3,105)	31,057	6.2	2,561
Minority interests in income		343	0.1		393	0.0	50
Net income		¥52,156	11.6		¥55,846	11.2	3,690

Note: % - Component percentages, which shows respective ratio to Net sales.
III.2 "Selling, general and administrative expenses" includes III.1 "Research and development expenses".

3. CONSOLIDATED EARNED SURPLUS STATEMENTS AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Consolidated Earned Surplus Statements

	Nine months ended Dec 31,2005 April 1, 2005 – December 31, 2005	
Account Title	(Millions of Yen)	
Capital surplus		
I. Capital surplus at beginning		55,222
II. Capital surplus at end		55,222
Retained earnings		
I. Retained earnings at beginning		387,077
II. Increase in retained earnings		
1. Net income		52,156
III. Decrease in retained earnings		
1. Dividends	21,435	
2. Loss on disposal of treasury stock	18	21,453
IV. Retained earnings at end		417,780

Consolidated Statements of Changes in Equity (April 1, 2006 to December 31, 2006)

(Millions of Yen)

	Owners' equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at the end of previous period (March 31,2006)	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	—	9,296	528,512
Changes of items during the period											
Dividends (Note 1)			(14,293)		(14,293)						(14,293)
Dividends (Note 2)			(15,619)		(15,619)						(15,619)
Net income			55,846		55,846						55,846
Loss on disposal of treasury stock			(50)		(50)						(50)
Acquisition of treasury stock				(11,163)	(11,163)						(11,163)
Disposal of treasury stock				581	581						581
Changes of other items except Owners' equity during the period (Net)						(695)	4,226	3,531	294	439	4,266
Changes of items during the period (Total)	—	—	25,882	(10,581)	15,300	(695)	4,226	3,531	294	439	19,567
Balance at the end of current period (December 31, 2006)	44,985	55,222	454,908	(42,495)	512,621	19,632	5,794	25,427	294	9,735	548,079

Note 1: Approved by the Board of Directors Meeting in May, 2006.
Note 2: Approved by the Board of Directors Meeting in October, 2006.

4-1) CONSOLIDATED STATEMENTS OF CASH FLOWS
Third Quarter of FY2005 and FY2006 (Three Months ended Dec. 31)

	October 1, 2005 - December 31, 2005	October 1, 2006 - December 31, 2006	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests in income	¥34,353	¥35,992	
2. Depreciation and amortization	6,520	6,954	
3. Loss on impairment of long-lived assets	20	3	
4. Increase (Decrease) in allowance for doubtful accoutns	(86)	12	
5. Interest and dividend income	(1,180)	(1,569)	
6. Interest expense	16	15	
7. Equity in earnings of associated companies	(7)	(10)	
8. Loss on sales and disposal of fixed assets	38	43	
9. Provision for liability for retirement benefits	1,411	–	
10. (Gain) Loss on sales of short-term investments and investment securities	(4)	0	
11. Increase in notes and accounts receivable - trade	(21,291)	(10,771)	
12. (Increase) Decrease in inventories	1,394	(1,726)	
13. Increase (Decrease) in notes and accounts payable - trade	1,390	(5,700)	
14. Increase (Decrease) in other current liabilities	4,731	(1,125)	
15. Increase (Decrease) in reserve for sales rebates	(579)	5,479	
16. Decrease in reserve for retirement benefits	–	(174)	
17. Others	(1,767)	(4,663)	
Sub-total	24,959	22,759	(2,199)
18. Interest and dividends received	1,149	1,537	
19. Interest paid	(13)	(10)	
20. Income taxes paid	(16,882)	(19,598)	
Net cash provided by operating activities	9,212	4,688	(4,524)
II. Investing activities:			
1. Purchases of short-term investments	(14)	87	
2. Proceeds from sales and redemptions of short-term investments	515	1,150	
3. Purchases of property, plant and equipment	(5,114)	(5,731)	
4. Proceeds from sales of property, plant and equipment	53	203	
5. Purchases of intangible assets	(7,106)	(23,581)	
6. Purchases of investment securities	(7,383)	(2,975)	
7. Proceeds from sales and redemptions of investment securities	4,202	185	
8. Net increase in time deposits (exceeding 3 months)	(361)	(379)	
9. Others	5,109	140	
Net cash used in investing activities	(10,099)	(30,901)	(20,801)
III. Financing activities:			
1. Net decrease in short-term borrowings	(288)	(61)	
2. Dividends paid	(11,432)	(15,619)	
3. Others	(15)	87	
Net cash used in financing activities	(11,737)	(15,594)	(3,857)
IV. Foreign currency translation adjustments on cash and cash equivalents	2,651	1,572	(1,079)
V. Net decrease in cash and cash equivalents	(9,972)	(40,234)	(30,262)
VI. Cash and cash equivalents at beginning of period	160,137	174,979	14,841
VII. Cash and cash equivalents at end of period	¥150,165	¥134,744	(15,421)

Note: Increase/decrease shows the difference for each line item with respect to the prior year.

4-2) CONSOLIDATED STATEMENTS OF CASH FLOWS
(Nine Months ended Dec. 31, 2005 and 2006)

Account Title	April 1, 2005 - December 31, 2005 (Millions of Yen)	April 1, 2006 - December 31, 2006 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests in income	¥80,996	¥87,297	
2. Depreciation and amortization	18,546	19,232	
3. Loss on impairment of long-lived assets	230	48	
4. Increase (Decrease) in allowance for doubtful accounts	(69)	0	
5. Interest and dividend income	(2,998)	(4,473)	
6. Interest expense	37	48	
7. Equity in earnings of associated companies	(0)	(2)	
8. Loss on sales and disposal of fixed assets	279	624	
9. Provision for liability for retirement benefits	4,409	–	
10. Gain on sales of short-term investments and investment securities	(5)	(184)	
11. Loss on devaluation of securities	3	12	
12. Increase in notes and accounts receivable - trade	(18,658)	(15,371)	
13. Increase in inventories	(1,499)	(4,954)	
14. Increase (Decrease) in notes and accounts payable - trade	3,122	(9,459)	
15. Increase in other current liabilities	10,579	4,251	
16. Increase (Decrease) in reserve for sales rebates	(3,249)	7,818	
17. Increase in reserve for retirement benefits	–	(2,096)	
18. Others	(3,961)	(286)	
Sub-total	87,760	82,506	(5,253)
19. Interest and dividends received	2,821	4,235	
20. Interest paid	(29)	(66)	
21. Income taxes paid	(41,435)	(45,371)	
Net cash provided by operating activities	49,116	41,304	(7,812)
II. Investing activities:			
1. Purchases of short-term investments	(54)	(62)	
2. Proceeds from sales and redemptions of short-term investments	2,070	6,683	
3. Purchases of property, plant and equipment	(18,356)	(17,366)	
4. Proceeds from sales of property, plant and equipment	221	289	
5. Purchases of intangible assets	(13,244)	(26,231)	
6. Purchases of investment securities	(10,151)	(16,766)	
7. Proceeds from sales and redemptions of investment securities	10,391	2,566	
8. Net increase in time deposits (exceeding 3 months)	(190)	(746)	
9. Others	5,078	(470)	
Net cash used in investing activities	(24,235)	(52,106)	(27,871)
III. Financing activities:			
1. Net decrease in short-term borrowings	(439)	(65)	
2. Purchase of treasury stock	–	(11,060)	
3. Dividends paid	(21,435)	(29,913)	
4. Dividends paid to minority interests	(49)	(48)	
5. Others	59	376	
Net cash used in financing activities	(21,864)	(40,710)	(18,845)
IV. Foreign currency translation adjustments on cash and cash equivalents	4,719	2,978	(1,740)
V. Net increase (decrease) in cash and cash equivalents	7,736	(48,534)	(56,270)
VI. Cash and cash equivalents at beginning of period	142,429	183,278	40,849
VII. Cash and cash equivalents at end of period	¥150,165	¥134,744	(15,421)

Note: Increase/decrease shows the difference for each line item with respect to the prior year.

5. SEGMENT INFORMATION

1. Business Segment Information

(1)Three months ended December 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥161,673	¥5,607	¥167,280	–	¥167,280
(2) Intersegment sales	69	4,295	4,365	(¥4,365)	–
Total sales	161,742	9,903	171,645	(4,365)	167,280
Operating expenses	128,096	9,236	137,333	(3,002)	134,330
Operating income	¥33,646	¥666	¥34,312	(¥1,362)	¥32,949

(2) Three months ended December 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥176,091	¥5,307	¥181,398	–	¥181,398
(2) Intersegment sales	79	4,650	4,729	(¥4,729)	–
Total sales	176,170	9,957	186,128	(4,729)	181,398
Operating expenses	141,185	9,601	150,787	(3,583)	147,204
Operating income	¥34,984	¥355	¥35,340	(¥1,146)	¥34,194

Notes:

1. The Company's consolidated operations include two segments: 'Pharmaceuticals' mainly prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.
2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Nine months ended December 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥434,045	¥15,865	¥449,910	–	¥449,910
(2) Intersegment sales	147	12,091	12,239	(¥12,239)	–
Total sales	434,192	27,956	462,149	(12,239)	449,910
Operating expenses	353,833	26,139	379,972	(8,281)	371,691
Operating income	¥80,359	¥1,817	¥82,176	(¥3,957)	¥78,218

(4) Nine months ended December 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥484,957	¥15,830	¥500,788	–	¥500,788
(2) Intersegment sales	197	13,324	13,522	(¥13,522)	–
Total sales	485,155	29,154	514,310	(13,522)	500,788
Operating expenses	399,455	27,858	427,314	(10,363)	416,950
Operating income	¥85,699	¥1,296	¥86,995	(¥3,158)	¥83,837

Notes:

1. The Company's consolidated operations include segments: 'Pharmaceuticals' mainly prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.
2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) Three months ended December 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥81,238	¥69,723	¥11,659	¥4,659	¥167,280	–	¥167,280
(2) Intersegment sales	19,463	7,516	2,474	0	29,455	(¥29,455)	–
Total sales	100,701	77,239	14,134	4,660	196,736	(29,455)	167,280
Operating expenses	74,069	69,885	13,418	3,990	161,363	(27,032)	134,330
Operating income	¥26,632	¥7,353	¥715	¥669	¥35,372	(¥2,422)	¥32,949

(2) Three months ended December 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥80,446	¥80,975	¥14,336	¥5,640	¥181,398	–	¥181,398
(2) Intersegment sales	21,251	9,564	4,315	1	35,133	(¥35,133)	–
Total sales	101,698	90,539	18,652	5,641	216,531	(35,133)	181,398
Operating expenses	78,120	82,354	17,242	4,673	182,390	(35,185)	147,204
Operating income	¥23,577	¥8,185	¥1,410	¥967	¥34,141	¥52	¥34,194

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   -North America: The United States and Canada
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are mainly sales from the overseas subsidiaries, which manage research and development for the parent Company.

(3) Nine months ended December 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥220,814	¥183,681	¥32,857	¥12,557	¥449,910	–	¥449,910
(2) Intersegment sales	54,001	21,068	6,436	2	81,509	(¥81,509)	–
Total sales	274,815	204,749	39,294	12,559	531,419	(81,509)	449,910
Operating expenses	211,194	188,886	35,897	10,367	446,346	(74,654)	371,691
Operating income	¥63,621	¥15,862	¥3,396	¥2,192	¥85,073	(¥6,854)	¥78,218

(4) Nine months ended December 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥223,942	¥220,105	¥40,815	¥15,924	¥500,788	–	¥500,788
(2) Intersegment sales	60,945	27,174	13,001	3	101,125	(¥101,125)	–
Total sales	284,888	247,280	53,816	15,927	601,913	(101,125)	500,788
Operating expenses	227,198	225,844	50,389	13,111	516,544	(99,593)	416,950
Operating income	¥57,690	¥21,435	¥3,427	¥2,816	¥85,369	(¥1,531)	¥83,837

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   -North America: The United States and Canada
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represent product sales from the parent company to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are mainly sales from the overseas subsidiaries, which manage research and development for the parent Company.

3. Overseas Sales

(1) Three months ended December 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥72,092	¥15,283	¥5,318	¥92,694
2. Consolidated sales				¥167,280
3. Share of overseas sales	43.1%	9.1%	3.2%	55.4%

(2) Three months ended December 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥82,886	¥18,710	¥6,266	¥107,863
2. Consolidated sales				¥181,398
3. Share of overseas sales	45.7%	10.3%	3.5%	59.5%

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in this category:
   -North America: The United States and Canada.
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Other: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported in countries and areas outside Japan by the parent Company and the consolidated subsidiaries.

(3) Nine months ended December 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥190,471	¥44,929	¥14,253	¥249,654
2. Consolidated sales				¥449,910
3. Share of overseas sales	42.3%	10.0%	3.2%	55.5%

(4) Nine months ended December 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥226,269	¥52,821	¥18,113	¥297,204
2. Consolidated sales				¥500,788
3. Share of overseas sales	45.2%	10.5%	3.6%	59.3%

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in this category:
   -North America: The United States and Canada.
   -Europe: The United Kingdom, France, Germany, etc.
   -Asia and Other: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported in countries and areas outside Japan by the parent Company and the consolidated subsidiaries.

-End of Report-

Securities Code: 4523

2006.12

Reference Data

Third Quarter Ended December 31, 2006


DRAMATIC
LEAP PLAN
2011

February 2, 2007


Eisai

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
Investor Relations Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit unless stated as "rounded down".
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr 2005 - Dec 2005) Nine Month Average Rate	112.10	136.91	201.18
(Dec 31, 2005) Third Quarter End Rate	118.07	139.83	203.74
(Apr 2005 - Mar 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
(Apr 2006 - Dec 2006) Nine Month Average Rate	116.19	147.95	217.55
(Dec 31, 2006) Third Quarter End Rate	119.11	156.50	233.66
(Jan 2007 - Mar 2007) Forth Quarter Forecast Rate	120.00	150.00	230.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations.

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31 2006	2007	Change %	Full 2006	2007 est.
Net sales	449.9	**500.8**	111.3	601.3	668.0
Cost of sales	78.7	**81.9**	104.1	104.5	110.0
R&D expenses	67.0	**78.9**	117.7	93.2	107.0
SG&A expenses	226.0	**256.1**	113.3	307.8	344.0
Operating income	78.2	**83.8**	107.2	95.7	107.0
Ordinary income	81.4	**87.8**	107.8	100.0	111.0
Net income	52.2	**55.8**	107.1	63.4	70.0
			Inc./(Dec.)		
Earnings per share (EPS, yen)	182.5	**195.8**	13.4	221.9	246.4
Cash dividends per share (yen)	-	-	-	90.0	120.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

2. Balance Sheets Data

(billions of yen)

	2006 31-Mar	31-Dec	Inc./(Dec.)
Total assets	747.2	**756.6**	9.4
Equity	528.5	**548.1**	19.6
Equity - Minority interests - Stock acquisition rights	519.2	**538.0**	18.8
(Equity - Minority interests - Stock acquisition rights)/Total assets (%)	69.5%	**71.1%**	1.6

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31 2006	2007	Inc./(Dec.)	Full 2006	2007 est.
Capital expenditures	19.8	**40.0**	20.2	37.0	52.5
Property, plant and equipment	13.1	**13.7**	0.6	21.0	23.0
Intangible assets	6.7	**26.3**	19.6	16.1	29.5
Depreciation/Amortization	18.5	**19.2**	0.7	25.0	27.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31 2006	2007	Inc./(Dec.)	Full 2006
Net cash provided by operating activities	49.1	**41.3**	(7.8)	87.1
Net cash used in investing activities	(24.2)	**(52.1)**	(27.9)	(29.5)
Net cash used in financing activities	(21.9)	**(40.7)**	(18.8)	(21.8)
Cash and cash equivalents at end of period	150.2	**134.7**	(15.4)	183.3
Free cash flows	17.7	**(2.0)**	(19.7)	43.6

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuing activities")

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended/Ending March 31 3Q Apr.- Dec.	Nine months ended Dec.31					
	2006	Sales %	**2007**	Sales %	Chg. %	Inc./(Dec.)
Net sales	449.9	100.0	**500.8**	100.0	111.3	50.9
Cost of sales	78.7	17.5	**82.0**	16.4	104.2	3.3
(Reversal of) Provision for sales returns-net	0.0	0.0	**(0.0)**	(0.0)	-	(0.1)
Gross profit	371.2	82.5	**418.9**	83.6	112.8	47.6
R&D expenses	67.0	14.9	**78.9**	15.8	117.7	11.8
SG&A expenses	226.0	50.2	**256.1**	51.1	113.3	30.2
Operating income	78.2	17.4	**83.8**	16.7	107.2	5.6
Non-operating income	3.7	0.8	**5.1**	1.0		1.4
Non-operating expenses	0.5	0.1	**1.1**	0.2		0.6
Ordinary income	81.4	18.1	**87.8**	17.5	107.8	6.4
Special gain	0.2	0.0	**0.4**	0.1		0.2
Special loss	0.6	0.1	**0.9**	0.2		0.3
Income before income taxes and minority interests in income	81.0	18.0	**87.3**	17.4	107.8	6.3
Income taxes-current	34.7	7.7	**34.2**	6.8	98.5	(0.5)
Income taxes-deferred	(6.2)	(1.4)	**(3.1)**	(0.6)		3.1
Minority interests in net income	0.3	0.1	**0.4**	0.0		0.1
Net income	52.2	11.6	**55.8**	11.2	107.1	3.7

<Explanation>

Net sales
<Increase Factor(s)>
Increase in sales of *Aricept* and *Aciphex/Pariet*

Research and development expenses
<Increase Factor(s)>
Advanced in clinical studies

2. Financial Results by Business Segment

2-1 Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 **2007**	Full 2006
Net sales to customers	449.9	**500.8**	601.3
Pharmaceuticals	434.0	**485.0**	579.8
[Ratio of in-house developed products (%)]	[89.2%]	**[90.2%]**	[88.8%]
Japan	206.4	**210.1**	265.4
North America	183.0	**219.1**	252.1
Europe	32.1	**39.9**	44.6
Asia and others	12.6	**15.9**	17.6
Other segments	15.9	**15.8**	21.4
Japan	14.4	**13.9**	19.6
Overseas	1.5	**1.9**	1.8

* Net sales for each segment are those to external customers
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 **2007**	Full 2006
Operating income	78.2	**83.8**	95.7
Pharmaceuticals	80.4	**85.7**	98.4
Others	1.8	**1.3**	2.4
Eliminations and corporate	(4.0)	**(3.2)**	(5.0)

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 2007	Full 2006
Net sales to customers	449.9	**500.8**	601.3
Japan	220.8	**223.9**	285.1
North America	183.7	**220.1**	253.1
Europe	32.9	**40.8**	45.5
Asia and others	12.6	**15.9**	17.6
Overseas sales	229.1	**276.8**	316.2
Overseas sales (%)	50.9%	**55.3%**	52.6%

* Net sales for each segment are those to external customers

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 2007	Full 2006
Operating income	78.2	**83.8**	95.7
Japan	63.6	**57.7**	74.2
North America	15.9	**21.4**	22.5
Europe	3.4	**3.4**	4.6
Asia and others	2.2	**2.8**	2.8
Eliminations and corporate	(6.9)	**(1.5)**	(8.4)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 2007	Full 2006
Net sales	449.9	**500.8**	601.3
Overseas sales	249.7	**297.2**	343.9
North America	190.5	**226.3**	262.3
Europe	44.9	**52.8**	61.7
Asia and others	14.3	**18.1**	19.9
Overseas sales (%)	55.5%	**59.3%**	57.2%

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

5. Global Product Sales (Eisai Territory Sales)

5-1 ARICEPT Sales by Geographical Area

Years Ended/Ending March 31		Nine months ended Dec 31		Full
3Q Apr - Dec		2006	**2007**	2006
Area				
Japan	¥ Billions	32.6	**37.9**	42.3
U.S.	¥ Billions	84.3	**114.5**	119.9
	[U.S. $ Millions]	[752]	**[985]**	[1,058]
UK	¥ Billions	0.8	**1.0**	1.1
	[UK £ Millions]	[4]	**[4]**	[5]
France	¥ Billions	15.8	**19.2**	21.0
	[Euro Millions]	[115]	**[130]**	[153]
Germany	¥ Billions	6.0	**5.6**	7.8
	[Euro Millions]	[44]	**[38]**	[57]
Europe Total	¥ Billions	22.6	**25.8**	29.9
Asia	¥ Billions	3.1	**4.5**	4.4
Total	¥ Billions	142.6	**182.7**	196.5

* Sales forecast for Eisai sales territories for the year ending March 31, 2007 is ¥246.5 billion.

5-2 ACIPHEX/PARIET Sales by Geographical Area

Years Ended/Ending March 31		Nine months ended Dec 31		Full
3Q Apr - Dec		2006	**2007**	2006
Area				
Japan	¥ Billions	21.7	**23.7**	27.6
U.S.	¥ Billions	84.2	**94.8**	114.3
	[U.S. $ Millions]	[751]	**[816]**	[1,009]
UK	¥ Billions	4.1	**2.8**	5.1
	[UK £ Millions]	[21]	**[13]**	[25]
Germany	¥ Billions	1.1	**1.6**	1.4
	[Euro Millions]	[8]	**[11]**	[10]
Italy	¥ Billions	0.4	**4.7**	2.5
	[Euro Millions]	[3]	**[32]**	[18]
Europe Total	¥ Billions	5.6	**9.1**	9.0
Asia	¥ Billions	2.5	**3.4**	3.5
Total	¥ Billions	114.0	**130.9**	154.5

* Sales forecast for Eisai sales territories for the year ending March 31, 2007 is ¥172.0 billion.

5-3 ZONEGRAN Sales by Geographical Area

Years Ended/Ending March 31		Nine months ended Dec 31		Full
3Q Apr - Dec		2006	**2007**	2006
Area				
U.S.	¥ Billions	11.2	**2.5**	12.7
	[U.S. $ Millions]	[100]	**[22]**	[112]
Europe, Asia	¥ Billions	0.3	**1.2**	0.5
Total	¥ Billions	11.5	**3.7**	13.1

* Sales forecast for Eisai sales territories for the year ending March 31, 2007 is ¥5.0 billion.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.)/Pharmaceutical Sales, Production

Years Ended/Ending March 31		Nine months ended Dec 31		Full
3Q Apr.-Dec.		2006	**2007**	2006
Net sales	¥ Billions	184.7	**221.3**	254.7
	[US $ Millions]	[1,648]	**[1,904]**	[2,248]
Operating income	¥ Billions	15.0	**19.9**	18.6
	[US $ Millions]	[133]	**[172]**	[164]
Net income	¥ Billions	10.1	**14.5**	13.0
	[US $ Millions]	[90]	**[124]**	[115]
Operating income before royalty deduction	¥ Billions	40.3	**52.7**	54.2
	[US $ Millions]	[360]	**[454]**	[479]

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended/Ending December 31		Nine months ended Sep 31		Full
3Q Jan.-Sep.		2006	**2007**	2006
Net sales	¥ Billions	4.6	**4.9**	6.6
	[Chinese RMB Millions]	[349]	**[341]**	[490]
Operating income	¥ Billions	1.0	**0.6**	1.3
	[Chinese RMB Millions]	[73]	**[45]**	[97]
Net income	¥ Billions	0.9	**0.5**	1.3
	[Chinese RMB Millions]	[66]	**[38]**	[95]

*The fiscal year of Eisai China Inc. ends on December 31.

* Average rate of Japanese yen to Chinese RMB

January 1, 2005 to September 30, 2005	13.10 yen/Chinese RMB
January 1, 2006 to September 30, 2006	14.46 yen/Chinese RMB
January 1, 2005 to December 31, 2005	13.45 yen/Chinese RMB

Eisai Korea Inc. (South Korea)/Pharmaceutical Sales

Years Ended/Ending March 31		Nine months ended Dec 31		Full
3Q Apr.-Dec.		2006	**2007**	2006
Net sales	¥ Billions	3.8	**5.5**	5.4
	[Korean Won Billions]	[35]	**[45]**	[48]
Operating income	¥ Billions	0.4	**0.8**	0.6
	[Korean Won Billions]	[4]	**[7]**	[5]
Net income	¥ Billions	0.2	**0.6**	0.3
	[Korean Won Billions]	[2]	**[5]**	[3]

* Average rate of Japanese yen to Korean Won

April 1, 2005 to December 31, 2005	0.1100 yen/Won
April 1, 2006 to December 31, 2006	0.1232 yen/Won
April 1, 2005 to March 31, 2006	0.1126 yen/Won

6. SG&A Expenses

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full	
3Q Apr - Dec	2006	**2007**	2006	2007 est.
Net sales	449.9	**500.8**	601.3	668.0
R&D expenses	67.0	**78.9**	93.2	107.0
Ratio of R&D expenses to net sales (%)	14.9%	**15.8%**	15.5%	16.0%

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full	
3Q Apr - Dec	2006	**2007**	2006	2007 est.
Net sales	449.9	**500.8**	601.3	668.0
SG&A expenses	226.0	**256.1**	307.8	344.0
Personnel expenses	47.4	**51.8**	64.5	-
Marketing expenses	146.2	**169.6**	198.2	-
Administrative expenses and others	32.4	**34.8**	45.1	-
Ratio of SG&A expenses to net sales (%)	50.2%	**51.1%**	51.2%	51.5%

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full	
3Q Apr - Dec	2006	**2007**	2006	2007 est.
Net sales	449.9	**500.8**	601.3	668.0
SG&A expenses (including R&D expenses)	293.0	**335.0**	401.0	451.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	65.1%	**66.9%**	66.7%	67.5%

III. Consolidated Balance Sheets

1. Consolidated Balance Sheets <Assets>

(billions of yen)

	2006				Chg.	Inc./
	31-Mar	%	31-Dec	%	%	(Dec.)
Current assets:						
Cash and cash in bank	74.2		**47.2**			(27.0)
Notes and accounts receivable-trade	148.7		**166.0**			17.3
Short-term investments	120.0		**99.5**			(20.5)
Inventories	44.9		**51.0**			6.0
Deferred tax assets	29.3		**28.5**			(0.8)
Others	15.8		**15.6**			(0.2)
Allowance for doubtful receivables	(0.3)		**(0.4)**			(0.0)
Total current assets	432.6	57.9	**407.4**	53.8	94.2	(25.3)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	66.7		**72.5**			5.8
Machinery, equipment and vehicles	25.5		**24.3**			(1.2)
Land	17.1		**17.2**			0.2
Construction in progress	9.3		**5.8**			(3.5)
Others	10.1		**10.5**			0.4
Total property, plant and equipment	128.7	17.2	**130.4**	17.2	101.3	1.7
Intangible assets	43.2	5.8	**63.2**	8.4	146.3	20.0
Investments and other assets:						
Investment securities	105.5		**113.3**			7.9
Long-term loans receivable	0.1		**0.0**			(0.0)
Deferred tax assets	27.6		**32.2**			4.6
Others	10.4		**10.8**			0.5
Allowance for doubtful accounts	(0.8)		**(0.7)**			0.1
Total investments and other assets	142.7	19.1	**155.7**	20.6	109.1	12.9
Total fixed assets	314.6	42.1	**349.3**	46.2	111.0	34.6
Total assets	747.2	100.0	**756.6**	**100.0**	**101.3**	**9.4**

<Explanation>

Cash and cash in bank
Short-term investments
<Decrease Factor(s)>
Product acquisition expenses
Payment of income and other taxes
Payment of interim dividends

Intangible assets
<Increase Factor(s)>
Oncology products acquisition

2. Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

	2006				Chg	Inc./
	31-Mar	%	**31-Dec**	%	%	(Dec.)
Current liabilities:						
Notes and accounts payable-trade	24.4		**15.8**			(8.6)
Short-term borrowings	0.4		**0.4**			(0.1)
Accounts payable-other	53.2		**55.0**			1.8
Accrued expenses	42.6		**41.2**			(1.4)
Income tax payable	23.4		**12.0**			(11.4)
Reserve for sales rebates	27.8		**36.2**			8.4
Other reserves	0.8		**0.7**			(0.1)
Others	5.5		**8.9**			3.3
Total current liabilities	178.2	23.9	**170.1**	22.5	95.5	(8.1)
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			0.0
Liability for retirement benefits	35.6		**33.5**			(2.1)
Retirement allowances for directors	1.3		**1.3**			(0.1)
Others	3.6		**3.6**			0.0
Total long-term liabilities	40.6	5.4	**38.5**	5.1	94.8	(2.1)
Total liabilities	218.7	29.3	**208.5**	27.6	95.3	(10.2)
Owners' equity:						
Common stock	45.0		**45.0**			-
Capital surplus	55.2		**55.2**			-
Retained earnings	429.0		**454.9**			25.9
Treasury stock	(31.9)		**(42.5)**			(10.6)
Total owners' equity	497.3	66.6	**512.6**	67.7	103.1	15.3
Net unrealized gains and translation adjustments	20.3		**19.6**			(0.7)
Foreign currency translation adjustments	1.6		**5.8**			4.2
Total net unrealized gain and translation adjustments	21.9	2.9	**25.4**	3.4	116.1	3.5
Stock acquisition rights	-	-	**0.3**	0.0	-	0.3
Minority interests	9.3	1.2	**9.7**	1.3	104.7	0.4
Total equity	528.5	70.7	**548.1**	72.4	103.7	19.6
Total liabilities and equity	747.2	100.0	**756.6**	100.0	101.3	9.4

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

<Explanation>

Notes and accounts payable-trade
<Decrease Factor(s)>
Payment of accounts payable-trade

Income tax payable
<Decrease Factor(s)>
Payment of income and other taxes

Treasury stock (Deduction from equity)
<Increase Factor(s)>
Acquisition of Company's own shares (August, 2 millions of shares)

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31			<Explanation>
	2006	**2007**	Inc./(Dec.)	
Operating activities:				
Income before income taxes and minority interests in income	81.0	**87.3**	6.3	
Depreciation and amortization	18.5	**19.2**	0.7	
Other non-cash gains/losses	0.1	**0.4**	0.3	
Operating assets/liabilities increase/decrease	(7.7)	**(20.3)**	(12.6)	**Operating assets/ liabilities increase/ decrease** <Decrease Factor(s)> Decrease in accounts payable-trade
Others	(4.2)	**(4.1)**	0.1	
[Sub-total]	87.8	**82.5**	(5.3)	
Interest paid/received	2.8	**4.2**	1.4	
Income taxes paid	(41.4)	**(45.4)**	(3.9)	
Net cash provided by operating activities	49.1	**41.3**	(7.8)	
Investing activities:				
Capital expenditures	(31.6)	**(43.6)**	(12.0)	**Capital expenditures** <Increase Factor(s)> Oncology products acquisition
Other revenue/payment for continuing activities	0.2	**0.3**	0.1	
Purchases/sales of securities etc.	2.3	**(7.6)**	(9.8)	
Others	4.9	**(1.2)**	(6.1)	
Net cash used in investing activities	(24.2)	**(52.1)**	(27.9)	
Financing activities:				
Dividends paid	(21.4)	**(29.9)**	(8.5)	**Dividends paid** <Increase Factor(s)> ¥ 75 per share to ¥ 105 per share
Short-term debt proceeds/payment	(0.4)	**(0.1)**	0.4	
Treasury stock purchase	-	**(11.1)**	(11.1)	
Others	0.0	**0.3**	0.3	
Net cash used in financing activities	(21.9)	**(40.7)**	(18.8)	
Foreign currency translation adjustments on cash and cash equivalents	4.7	**3.0**	(1.7)	
Net increase (decrease) in cash and cash equivalents	7.7	**(48.5)**	(56.3)	
Cash and cash equivalents at beginning of period	142.4	**183.3**	40.8	
Cash and cash equivalents at end of period	150.2	**134.7**	(15.4)	

*Classifications of cash flow concerning retirement benefit have been reorganized since this quarter. The past data have been reclassified accordingly.

(billions of yen)

Years Ended/Ending March 31 3Q Apr - Dec	Nine months ended Dec 31			<Explanation>
	2006	**2007**	Inc./(Dec.)	
Free Cash Flows	17.7	**(2.0)**	(19.7)	

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuing activities")

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full	
3Q Apr - Dec	2006	**2007**	Change %	2006	2007 est
Net sales	254.2	**265.0**	104.3	332.0	345.0
Cost of sales	60.1	**61.2**	101.9	78.0	77.5
R&D expenses	66.0	**77.5**	117.4	92.9	105.0
SG&A expenses	71.3	**74.1**	103.9	95.8	101.5
Operating income	56.8	**52.2**	91.9	65.4	61.0
Ordinary income	58.3	**53.0**	91.0	67.3	62.0
Net income	37.5	**34.5**	91.9	43.9	39.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

1-2 Balance Sheets Data

(billions of yen)

	2006		Inc./
	31-Mar	**31-Dec**	(Dec.)
Total assets	572.9	**545.8**	(27.1)
Equity	465.2	**458.8**	(6.4)
Equity - Minority interests - Stock acquisition rights	465.2	**458.5**	(6.7)
(Equity - Minority interests - Stock acquisition rights)/Total assets (%)	81.2%	**84.0%**	2.8%

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full	
3Q Apr - Dec	2006	**2007**	Inc./ (Dec.)	2006	2007 est
Capital expenditures	11.0	**14.0**	3.0	24.5	21.0
Property, plant and equipment	6.1	**5.2**	(0.9)	11.2	10.0
Intangible assets	4.9	**8.8**	3.9	13.4	11.0
Depreciation/Amortization	12.0	**13.1**	1.1	16.4	16.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full
3Q Apr - Dec	2006	**2007**	Inc./ (Dec.)	2006
Net cash provided by operating activities	29.9	**8.2**	(21.7)	55.8
Net cash used in investing activities	(12.1)	**(34.3)**	(22.2)	(13.5)
Net cash used in financing activities	(21.4)	**(40.5)**	(19.2)	(21.2)
Cash and cash equivalents at end of period	76.0	**33.8**	(42.2)	100.5
Free cash flows	14.0	**(7.8)**	(21.7)	30.9

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuing activities")

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec.	Nine months ended Dec 31 2006	2007	Change %	Full 2006	2007 est.
Net sales	254.2	**265.0**	104.3	332.0	345.0
Prescription pharmaceuticals	165.1	**168.7**	102.2	211.5	216.0
[Ratio of in-house developed products to prescription pharmaceuticals] (%)	[84.0%]	**[82.7%]**	-	[82.3%]	-
Pharmaceuticals exports	39.6	**39.2**	99.0	53.9	54.0
Consumer health care products	13.9	**15.0**	108.1	17.6	18.5
Food additives/Chemicals, etc.	1.4	**0.9**	66.3	1.8	1.5
Industrial property rights, etc. income	34.3	**41.2**	120.1	47.2	55.0

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec.	Nine months ended Dec 31 2006	2007	Change %	Full 2006	2007 est.
Net Sales	254.2	**265.0**	104.3	332.0	345.0
Exports	72.6	**80.1**	110.4	99.7	107.5
North America	50.7	**56.0**	110.6	69.6	-
Europe	17.9	**19.3**	107.4	24.9	-
Asia and Others	4.0	**4.8**	121.9	5.2	-
Ratio of exports to sales (%)	28.6%	**30.2%**	-	30.0%	31.2%

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Latin America, etc.
* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full	
3Q Apr - Dec	2006	**2007**	Change	2006	2007
Description / *Product*			%		est.
Alzheimer's type dementia treatment *ARICEPT*	32.6	**37.9**	116.4	42.3	49.0
Peripheral neuropathy treatment *METHYCOBAL*	24.9	**24.5**	98.4	32.1	31.5
Proton pump inhibitor *PARIET*	21.7	**23.7**	109.3	27.6	30.5
Gastritis/gastric ulcer treatment *SELBEX*	16.9	**15.3**	90.3	21.7	20.5
Non-ionic contrast medium *IOMERON*	6.9	**6.6**	95.3	8.7	8.0
Muscle relaxant *MYONAL*	6.7	**6.4**	95.5	8.5	8.0
Osteoporosis treatment *GLAKAY*	6.7	**5.9**	89.2	8.4	8.0
Osteoporosis treatment *ACTONEL*	2.6	**5.9**	230.2	4.0	8.0
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	3.5	**3.3**	94.8	4.4	4.0
Long-acting isosorbide denigrate preparation *NITOROL-R*	3.5	**3.1**	87.9	4.4	4.0
Antiallergic agent *AZEPTIN*	2.0	**1.8**	87.7	2.9	2.5
Others	37.1	**34.3**	92.5	46.6	42.0
Prescription pharmaceuticals total	165.1	**168.7**	102.2	211.5	216.0

*The sales of *Actonel* have been booked since October 2005 after Eisai launched its marketing.

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full	
3Q Apr - Dec	2006	**2007**	Change	2006	2007
Product			%		est.
ARICEPT	17.2	**16.0**	92.6	22.8	21.0
ACIPHEX/PARIET	19.3	**20.2**	104.9	26.8	27.5
Others	3.1	**3.0**	98.0	4.3	5.5
Exports total	39.6	**39.2**	99.0	53.9	54.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full	
3Q Apr - Dec	2006	**2007**	Change	2006	2007
Description / *Product*			%		est.
Vitamin B_2 preparation *CHOCOLA BB* Group	6.7	**7.0**	104.4	8.3	8.5
Active-type Vitamin B_{12} *NABOLIN* Group	1.1	**1.5**	130.9	1.4	1.5
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	1.5	**1.4**	98.3	1.8	1.5
Stomach ache and heartburn treatment *SACLON* Group	1.5	**1.4**	89.9	1.9	2.0
Others	3.1	**3.8**	121.3	4.2	5.0
Consumer health care products total	13.9	**15.0**	108.1	17.6	18.5

7. SG&A Expenses

7-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 **2007**	Full 2006	Full 2007 est.
Net sales	254.2	**265.0**	332.0	345.0
R&D expenses	66.0	**77.5**	92.9	105.0
Overseas R&D expenses	29.5	**39.5**	42.7	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	[44.7%]	**[50.9%]**	[46.0%]	-
Ratio of R&D expenses to net sales (%)	26.0%	**29.3%**	28.0%	30.4%

7-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 **2007**	Full 2006	Full 2007 est.
Net sales	254.2	**265.0**	332.0	345.0
SG&A expenses	71.3	**74.1**	95.8	101.5
Personnel expenses	25.9	**24.2**	34.4	-
Marketing expenses	27.8	**31.2**	37.8	-
Administrative expenses and others	17.6	**18.7**	23.5	-
Ratio of SG&A expenses to net sales (%)	28.0%	**27.9%**	28.8%	29.4%

7-3 SG&A Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 3Q Apr.-Dec	Nine months ended Dec 31 2006	Nine months ended Dec 31 **2007**	Full 2006	Full 2007 est.
Net sales	254.2	**265.0**	332.0	345.0
SG&A expenses (including R&D expenses)	137.3	**151.6**	188.6	206.5
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	54.0%	**57.2%**	56.8%	59.9%

8. Balance Sheets Data

<Assets>

(billions of yen)

	2006		Inc./
	31-Mar	**31-Dec**	(Dec.)
Current assets	278.2	**230.5**	(47.7)
Fixed assets	294.7	**315.3**	20.6
Property, plant and equipment	82.7	**78.0**	(4.7)
Intangible assets	26.5	**30.4**	3.9
Investments and other assets	185.5	**206.9**	21.4
Total assets	572.9	**545.8**	(27.1)

<Liabilities and Equity>

(billions of yen)

	2006		Inc./
	31-Mar	**31-Dec**	(Dec.)
Current liabilities	74.6	**56.1**	(18.5)
Long-term liabilities	33.1	**30.9**	(2.2)
Total liabilities	107.7	**87.0**	(20.7)
Owners' equity	445.4	**439.4**	(6.1)
Net unrealized gain and translation adjustments	19.8	**19.1**	(0.6)
Stock acquisition rights	-	**0.3**	0.3
Total equity	465.2	**458.8**	(6.4)
Total liabilities and equity	572.9	**545.8**	(27.1)

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

9. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 3Q Apr. - Dec.	Nine months ended Dec 31 2006	2007	Inc./(Dec.)
Operating activities:			
Income before income taxes	58.2	**53.3**	(4.9)
Depreciation and amortization	12.0	**13.1**	1.1
Other non-cash gains/losses	(0.1)	**0.3**	0.5
Operating assets/liabilities increase/decrease	(8.9)	**(25.4)**	(16.5)
Others	(2.3)	**(0.9)**	1.3
[Sub-total]	58.9	**40.4**	(18.5)
Interest paid/received	1.3	**1.2**	(0.1)
Income taxes paid	(30.3)	**(33.4)**	(3.1)
Net cash provided by operating activities	29.9	**8.2**	(21.7)
Investing activities:			
Capital expenditures	(16.2)	**(17.2)**	(1.0)
Other revenue/payment for continuing activities	0.2	**1.2**	1.0
Purchases/sales of securities	1.3	**(9.0)**	(10.4)
Others	2.5	**(9.3)**	(11.8)
Net cash used in investing activities	(12.1)	**(34.3)**	(22.2)
Financing activities:			
Dividends paid	(21.4)	**(29.9)**	(8.5)
Treasury stock purchase	-	**(11.1)**	(11.1)
Others	0.1	**0.4**	0.3
Net cash used in financing activities	(21.4)	**(40.5)**	(19.2)
Foreign currency translation adjustments on cash and cash equivalents	(0.0)	**0.0**	0.0
Net decrease in cash and cash equivalents	(3.6)	**(66.7)**	(63.1)
Cash and cash equivalents at beginning of period	79.5	**100.5**	21.0
Cash and cash equivalents at end of period	76.0	**33.8**	(42.2)

*Classifications of cash flow concerning retirement benefit have been reorganized since this quarter. The past data have been reclassified accordingly.

(billions of yen)

Years Ended/Ending March 31 3Q Apr. - Dec.	Nine months ended Dec 31 2006	2007	Inc./(Dec.)
Free Cash Flows	14.0	**(7.8)**	(21.7)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuing activities")

VI. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	135.8	146.8	167.3	151.3	153.9	165.4	**181.4**
Cost of sales	24.1	24.6	30.0	25.8	26.8	26.4	**28.7**
R&D expenses	19.9	24.5	22.6	26.2	24.4	27.9	**26.6**
SG&A expenses	69.3	74.9	81.7	81.8	78.7	85.6	**91.9**
Operating income	22.5	22.8	32.9	17.5	24.1	25.5	**34.2**
Non-operating income & expenses	0.9	0.9	1.4	1.1	1.0	1.1	**1.9**
Ordinary income	23.4	23.7	34.3	18.6	25.1	26.6	**36.1**
Special gain & loss	(0.2)	(0.3)	0.0	(3.5)	(0.4)	(0.0)	**(0.1)**
Income before income taxes and minority interests in income	23.2	23.5	34.4	15.1	24.7	26.6	**36.0**
Net income	14.9	15.2	22.0	11.3	15.8	16.7	**23.3**
Earnings per share (yen)	52.2	53.3	77.0	39.4	55.4	58.4	**82.0**

* "Cost of Sales" includes "(Reversal of) Provision for sales returns-net".

2. Balance Sheets Data [Consolidated]

<Assets>

(billions of yen)

	2005			2006			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current assets	368.7	392.8	408.5	432.6	406.6	426.7	**407.4**
Fixed assets	293.9	300.9	303.6	314.6	318.2	324.9	**349.3**
Property, plant and equipment	123.2	124.8	125.8	128.7	127.3	128.6	**130.4**
Intangible assets	36.2	38.5	38.7	43.2	41.3	41.6	**63.2**
Investments and other assets	134.5	137.5	139.1	142.7	149.5	154.7	**155.7**
Total assets	662.6	693.6	712.1	747.2	724.8	751.6	**756.6**

<Liabilities and Equity>

(billions of yen)

	2005			2006			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current liabilities	143.2	154.4	157.2	178.2	157.7	177.1	**170.1**
Long-term liabilities	44.2	42.7	40.5	40.6	39.9	38.5	**38.5**
Total liabilities	187.4	197.1	197.6	218.7	197.6	215.7	**208.5**
Owners' equity	460.1	475.4	485.9	497.3	498.9	504.8	**512.6**
Net unrealized gain and translation adjustments	6.1	12.0	19.3	21.9	19.0	21.3	**25.4**
Stock acquisition rights	-	-	-	-	-	0.3	**0.3**
Minority interests	9.0	9.2	9.2	9.3	9.4	9.6	**9.7**
Total equity	475.2	496.5	514.4	528.5	527.3	535.9	**548.1**
Total liabilities and equity	662.6	693.6	712.1	747.2	724.8	751.6	**756.6**

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Capital expenditures	4.6	9.4	5.9	17.2	3.7	7.0	**29.3**
Property, plant and equipment	3.6	5.3	4.2	7.8	3.2	4.8	**5.7**
Intangible assets	1.0	4.0	1.7	9.4	0.6	2.2	**23.6**
Depreciation/Amortization	5.9	6.1	6.5	6.5	5.9	6.4	**7.0**

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net cash provided by operating activities	12.1	27.8	9.2	37.9	8.1	28.5	**4.7**
Net cash used in investing activities	(8.9)	(5.3)	(10.1)	(5.3)	(11.8)	(9.4)	**(30.9)**
Net cash used in financing activities	(10.1)	(0.0)	(11.7)	0.0	(14.4)	(10.8)	**(15.6)**
Cash and cash equivalents at end of period	136.5	160.1	150.2	183.3	164.4	175.0	**134.7**
Free cash flows	1.3	19.4	(3.0)	25.8	0.7	21.7	**(24.4)**

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuing activities")

5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006				2007		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Japan	¥ Billions	9.9	10.6	12.1	9.7	11.5	12.4	**14.0**
U.S.	¥ Billions	23.5	29.1	31.6	35.6	33.1	39.6	**41.7**
	[U.S. $ Millions]	[219]	[262]	[271]	[306]	[289]	[341]	**[355]**
UK	¥ Billions	0.3	0.2	0.3	0.2	0.4	0.3	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	[2]	[1]	**[1]**
France	¥ Billions	5.1	5.1	5.5	5.3	5.5	6.9	**6.8**
	[Euro Millions]	[38]	[38]	[40]	[37]	[38]	[47]	**[45]**
Germany	¥ Billions	1.9	2.1	2.1	1.8	1.8	1.8	**2.0**
	[Euro Millions]	[14]	[15]	[15]	[12]	[13]	[12]	**[13]**
Europe total	¥ Billions	7.3	7.4	7.9	7.3	7.7	9.0	**9.1**
Asia	¥ Billions	0.9	1.1	1.1	1.2	1.4	1.5	**1.7**
Total	¥ Billions	41.7	48.2	52.7	53.8	53.7	62.5	**66.5**

6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006				2007		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Japan	¥ Billions	6.3	6.8	8.5	5.9	7.1	7.5	**9.0**
U.S.	¥ Billions	25.3	28.2	30.8	30.1	29.3	31.2	**34.3**
	[U.S. $ Millions]	[235]	[253]	[263]	[258]	[256]	[268]	**[292]**
UK	¥ Billions	1.5	1.3	1.3	1.0	1.0	1.0	**0.8**
	[UK £ Millions]	[7]	[7]	[6]	[5]	[5]	[5]	**[4]**
Germany	¥ Billions	0.3	0.3	0.4	0.3	0.3	0.6	**0.7**
	[Euro Millions]	[2]	[2]	[3]	[2]	[2]	[4]	**[4]**
Italy	¥ Billions	-	-	0.4	2.1	1.7	1.5	**1.6**
	[Euro Millions]	[-]	[-]	[3]	[15]	[12]	[10]	**[10]**
Europe total	¥ Billions	1.8	1.7	2.1	3.4	3.0	3.1	**3.0**
Asia	¥ Billions	0.7	0.8	1.0	1.0	1.1	1.2	**1.1**
Total	¥ Billions	34.1	37.4	42.4	40.4	40.5	43.0	**47.5**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006				2007		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
U.S.	¥ Billions	3.6	3.9	3.7	1.5	1.0	0.6	**0.9**
	[U.S. $ Millions]	[33]	[35]	[32]	[12]	[9]	[5]	**[8]**
Europe, Asia	¥ Billions	0.0	0.1	0.1	0.2	0.3	0.4	**0.5**
Total	¥ Billions	3.6	4.0	3.9	1.7	1.3	1.0	**1.4**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2006				2007		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	¥ Billions	52.9	61.8	70.1	70.0	65.9	73.9	**81.5**
	[U.S. $ Millions]	[491]	[556]	[601]	[600]	[576]	[636]	**[693]**
Operating income	¥ Billions	3.0	4.9	7.0	3.7	5.5	6.9	**7.6**
	[U.S. $ Millions]	[28]	[44]	[61]	[31]	[48]	[59]	**[64]**
Net income	¥ Billions	2.0	3.4	4.8	2.9	3.9	4.7	**5.9**
	[U.S. $ Millions]	[18]	[30]	[42]	[24]	[34]	[41]	**[50]**
Operating income before	¥ Billions	10.3	13.6	16.5	13.9	15.2	18.1	**19.5**
royalty deduction	[U.S. $ Millions]	[95]	[122]	[142]	[119]	[132]	[156]	**[166]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	79.0	81.9	93.3	77.7	82.9	87.2	**94.9**
Cost of sales	19.0	18.9	22.2	17.9	19.9	20.0	**21.3**
R&D expenses	19.6	24.3	22.1	26.8	24.4	27.3	**25.8**
SG&A expenses	22.9	23.4	25.0	24.4	23.3	24.8	**25.9**
Operating income	17.5	15.3	24.0	8.6	15.3	15.1	**21.9**
Ordinary income	18.1	15.6	24.6	9.1	15.6	15.1	**22.3**
Net income	11.6	10.1	15.9	6.4	10.1	10.1	**14.3**

* "Cost of Sales" includes "(Reversal of) Provision for sales returns-net".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Alzheimer's type dementia treatment *ARICEPT*	9.9	10.6	12.1	9.7	11.5	12.4	**14.0**
Peripheral neuropathy treatment *METHYCOBAL*	7.8	8.2	8.9	7.2	7.9	8.0	**8.7**
Proton pump inhibitor *PARIET*	6.3	6.8	8.5	5.9	7.1	7.5	**9.0**
Gastritis/gastric ulcer treatment *SELBEX*	5.4	5.5	6.0	4.8	4.9	4.9	**5.5**
Non-ionic contrast medium *IOMERON*	2.2	2.2	2.5	1.8	2.1	2.1	**2.4**
Muscle relaxant *MYONAL*	2.2	2.2	2.4	1.8	2.1	2.0	**2.3**
Osteoporosis treatment *GLAKAY*	2.2	2.2	2.3	1.7	1.9	1.9	**2.1**
Osteoporosis treatment *ACTONEL*	-	-	2.6	1.5	1.9	2.0	**2.1**
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.1	1.1	1.3	0.9	1.0	1.1	**1.2**
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.2	1.1	1.2	0.9	1.0	1.0	**1.1**
Antiallergic agent *AZEPTIN*	0.8	0.5	0.7	0.9	0.6	0.5	**0.7**
Others	11.9	11.7	13.5	9.5	11.2	10.7	**12.3**
Prescription pharmaceuticals total	50.9	52.2	62.0	46.4	53.4	54.1	**61.2**

*The sales of *Actonel* have been booked since October 2005 after Eisai launched its marketing.

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
ARICEPT	6.3	4.8	6.1	5.5	5.4	5.9	**4.7**
ACIPHEX/PARIET	6.1	7.0	6.2	7.6	6.5	6.7	**7.0**
Others	1.2	1.0	0.9	1.2	0.6	1.4	**1.1**
Exports total	13.6	12.8	13.2	14.3	12.4	14.0	**12.8**

* "Exports total" includes bulk substance and tablets.

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007		
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Vitamin B_2 preparation *CHOCOLA BB* Group	2.0	2.2	2.5	1.6	2.1	2.3	**2.5**
Active-type Vitamin B_{12} *NABOLIN* Group	0.3	0.4	0.4	0.3	0.4	0.6	**0.5**
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	0.4	0.5	0.6	0.3	0.4	0.5	**0.5**
Stomach ache and heartburn treatment *SACLON* Group	0.4	0.5	0.6	0.4	0.4	0.4	**0.5**
Others	0.8	0.9	1.4	1.1	1.0	1.2	**1.6**
Consumer health care total	4.0	4.5	5.4	3.7	4.3	5.0	**5.7**

VII. Major R&D Pipeline Candidates

Updates from October 2006

1. ***ARICEPT*** received an approval in U.S. for an additional indication for severe Alzheimer's disease.
2. ***INOVELON*** received an approval in Europe for adjunctive therapy of Lennox-Gastaut Syndrome.
3. ***PARIET*** received an approval in Japan for a new indication for *Helicobacter* pylori (*H. pylori)* eradication.
4. NDA was submitted in Japan for **E2014** for cervical dystonia.
5. An application was submitted for ***VASOLAN*** for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.
6. **E7389** entered Phase III study (for breast cancer) and Phase II study (for sarcoma) in Europe.
7. The Phase II/III study of **D2E7** was started in Japan for the treatment of Crohn's disease.
8. The clinical study of **E0167** for prevention of recurrence of hepatocellular carcinoma in Japan was discontinued.

1. International Development

1-1 Approved

(Product) Name	Region	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Oct-06	**Severe Alzheimer's Disease** Supplemental New Drug Application was approved by the FDA for severe Alzheimer's disease in addition to the previous indications for the treatment of mild-to-moderate Alzheimer's disease.	Tab.	In-house
INOVELON (E2080)	EU	Jan-07	**Anti-Epilepsy (generic name: rufinamide)** A novel anticonvulsant which shows efficacy in epilepsy treatment in combination with other anti-epilepsy drugs. Received an approval in Europe for adjunctive therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis

1-2 Filed for Approval (including submission in preparation)

(Product) Name	Region	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	**Vascular Dementia** Currently approved for the treatment of dementia due to Alzheimer's disease. An additional indication for the treatment of vascular dementia is being sought in the U.S.	Tab.	In-house
	(EU)	in preparation	The application in the EU for vascular dementia was withdrawn in April 2004. Supportive data showing efficacy of the compound is now being collected for resubmission of the application.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	**Liquid Formulation** Originally approved in the form of tablets. Filed for a liquid formulation for prescription to people who have difficulty swallowing tablets.	Liquid	In-house
E2080	U.S.	Nov-07	**Anti-Epilepsy (generic name: rufinamide)** NDA for adjunctive therapy of LGS has been filed in the U.S. The compound is approved for an orphan drug status in the treatment of LGS and adult partial seizures. (The brand name in the U.S. is under consideration)	Tab.	Novartis
ARICEPT (E2020) (Additional indication)	EU	May-06	**Severe Alzheimer's Disease** Submitted an application for the treatment of severe Alzheimer's disease through mutual recognition procedure in the EU.	Tab.	In-house
GASMOTIN	Asia	in preparation (for FY 2006)	**Gastroprokinetic Agent (generic name: mosapride citrate)** This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Submission is in preparation in 10 Asian countries including ASEAN members.	Tab.	Dainippon Sumitomo Pharma

1-3 Phase III&II

(Product) Name (Research Code)	Region	Phase	Description	Form.	Origin	Expected Application
ARICEPT (E2020) (Additional indication)	EU	III	**Dementia Associated with Parkinson's Disease** Currently indicated for the treatment of mild to moderate Alzheimer's disease. Now being tested in Phase III for dementia associated with Parkinson's disease.	Tab.	In-house	FY2007
E2007	U.S. EU	III III	**Parkinson's Disease/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Development in progress for the treatment of Parkinson's disease. Now being tested in Phase III in the U.S. and EU.	Tab.	In-house	FY2007
E5564	U.S. EU	III III	**Severe Sepsis/Endotoxin Antagonist (generic name: eritoran)** A synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. Phase III study is ongoing.	Inj.	In-house	FY2009
E7389	U.S. U.S. EU	II III III	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor** A synthetic analog of Halichondrin B derived from a marine sponge. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently being investigated in the U.S. for breast cancer in a Subpart H application study as well as in Phase III. In Europe, Phase III study for breast cancer was also initiated.	Inj.	In-house	FY2007 (Subpart H application)
AS-3201	U.S. EU	III	**Diabetic complications/Aldose Reductase Inhibitor** This compound is being explored as a potential treatment of diabetic complications utilizing its strong property to inhibite aldose reductase. Now being tested in Phase III for treatment of diabetic neuropathy in the U.S..	Tab.	Dainippon Sumitomo Pharma	FY2009
clevudine	Asia	being prepared for Phase III	**Anti-hepatitis B Agent (generic name: clevudine)** Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. The Phase III study in China is in preparation. Submission is scheduled in FY2006 in Asian countries where no new clinical studies are required.	Cap.	Bukwang	
ARICEPT (E2020) (Additional indication)	U.S. EU	II II	**Migraine Prophylaxis** Currently indicated for the treatment of mild-to-moderate Alzheimer's disease (mild-to-severe AD in the U.S.) . Now being tested in Phase II for a new indication for migraine prophylaxis.	Tab.	In-house	
E2007	U.S. EU	II II	**Epilepsy, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Now being investigated as a potential treatment for epilepsy, multiple sclerosis and migraine prophylaxis.	Tab.	In-house	
E7389	U.S. EU	II II	**Anti-cancer (non-small cell lung cancer, prostate cancer, sarcoma) /Microtubule Growth Suppressor** A synthetic analog of Halichondrin B derived from a marine sponge. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. POC achieved for breast cancer and non-small cell lung cancer. Currently Subpart H Application study (for breast cancer), Phase III (for breast cancer) and Phase II (for prostate cancer and sarcoma) studies are ongoing.	Inj.	In-house	
E5555	U.S. EU	II II	**Acute Coronary Syndrome (ACS)/Thrombin receptor antagonist** The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. Phase II study for the treatment of ACS is ongoing.	Tab.	In-house	FY2010

*The expected application date of Aricept for the treatment of dementia associated with Parkinson's disease was changed to FY2007.

- POC (Proof of Concept): Proof of drug concept in clinical study
- Subpart H application: an FDA system which gives fast track review to new drugs that shows efficacy in treatment of severe or fatal diseases that fulfil other criteria.

2. Development in Japan

2-1 Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
PARIET (E3810) (Additional indication)	Jan-07	**Eradication of *H. pylori* in Combination with Antibiotics** Currently approved for the treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Approved for eradication of *H. pylori* in combination with antibiotics.	Tab.	In-house

2-2 Filed for Approval

(Product) Name (Research Code)	Date	Description	Form.	Origin
T-614	Sep-03	**Rheumatoid Arthritis (generic name: iguratimod)** Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Now being investigated for potential treatment of chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	**Paroxysmal Atrial Fibrillation/Flutter** The compound is currently approved for treatment of ventricular tachyarrhythmia in Japan and is being filed for the treatment of paroxysmal atrial fibrillation/flutter.	Tab.	3M
ARICEPT (E2020) (Additional indication)	Dec-05	**Severe Alzheimer's disease** Currently approved for the treatment of mild-to-moderate dementia Alzheimer's disease. Submitted for a new indication for severe Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	**Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** Blocks the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases. An application was submitted for treatment of Rheumatoid Arthritis.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	**Symptomatic GERD** Currently approved for treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Submitted for treatment of symptomatic GERD.	Tab.	In-house
PARIET (E3810) (Additional Indication)	Aug-06	**Secondary Eradication of *H. pylori* in Combination with Antibiotics** Filed an application for a new indication of secondary eradication of *H. pylori* (an alternative eradication for patients who do not respond to primary eradication).	Tab.	In-house
E2014	Dec-06	**Cervical Dystonia/Botulinum Toxin Type B** Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles. Filed application for treatment of Cervical Dystonia.	Inj.	Solstice Neuro-Sciences
VASOLAN (E0103) (Additional Indication)	Jan-07	**Atrial Fibrillation, Paroxysmal Supraventricular Tachycardia (PSVT) (generic name: verapamil hydrochloride)** Currently approved for Ischemic heart disease treatment. An application was submitted for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.	Tab.	Abbott

2-3 Phase III & II

(Product) Name (Research Code)	Phase	Description	Form.	Origin	Expected Application
KES524	III	**Obesity Management/Central Acting Serotonin & Noradrenalin Reuptake Inhibitor (generic name: sibutramine)** Inhibits the reuptake of the cerebral neurotransmitters, noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight.	Cap.	Abbott	FY2007
E0302	II/III	**Amyotrophic Lateral Sclerosis(ALS)/mecobalamine** Mecobalamine is currently approved for treatment of peripheral neuropathy. Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Inj.	In-house	
D2E7 (additional indication)	II/III	**Psoriasis, Crohn's disease/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** Filed for a new indication for rheumatoid arthritis. Now being investigated in Phase II/III for psoriasis. Phase II/III study for Crohn's disease was initiated in Japan.	Inj.	Abbott	FY2007 (Psoriasis)
IOMERON (E7337) (Additional dosage/administration)	II	**X-ray Contrast Medium** Currently approved for CT (computerized tomography) angiography. An application of additional dosage and administration is being sought.	Inj.	Bracco	
E7210 (Suspended)	II	**Ultrasonic Contrast Medium** Development in progress for potential Ultrasonic Contrast Medium by employing microbubbles that reflect ultrasounds. (The Phase II study is currently suspended.)	Inj.	Bracco	

*The clinical study in Japan for E0167 for the prevention of recurrence of hepatocellular carcinoma was discontinued.

VIII. Major Events

< >=Press Release Date

Date	Description
Jan. 2007	*PARIET* Tablets 10mg received approval in Japan for a new indication in *Helicobacter pylori* eradication <Jan. 30>
	The anti-epilepsy agent *INOVELON* received marketing approval in Europe for adjunctive treatment of LGS <Jan. 22>
	Eisai Research Institute of Boston opened a new facility (opened on January 17)
Dec. 2006	Submitted an NDA in Japan for Botulinum toxin type B E2014 in treatment of cervical dystonia
Nov.	Established pharmaceutical marketing subsidiary in Portugal EF-Eisai Farmacêutica, Unipessoal Lda <Nov. 21>
	A positive opinion was issued for *INOVELON* for marketing authorization by European Committee for Medical Products for Human Use (CHMP). <Nov. 20>
	Eisai Inc in US broke grounds for new oncology facility in North Carolina (announced in US on Nov. 13)
	Launched a new RX-to-OTC switch product *HIGUARD* for allergy-related Rhinitis and Skin Problems in Japan <launch date: Nov. 01, press release announced on Oct. 31>
Oct.	Eisai's subsidiary Sanko Junyaku Co., Ltd. announced revision of forecast of annual business/year-end dividend. <Oct. 30>
	The acquisition of four oncology-related products from Ligand was completed <Oct. 26>
	Eisai, Sanko Junyaku and FUJIREBIO signed a joint agreement for development of a New KL-6 Test Kit (supplementary diagnostic marker for interstitial pneumonia) compatible with the LUMIPULSE system <Oct. 19>
	Sanko Junyaku Co., Ltd. announced revision of semiannual business forecast <Oct. 19>
	ARICEPT received approval from U.S. FDA in treatment of severe Alzheimer's disease <Oct.14>
	Received Court decisions for summary judgment motion in US legal action over *ACIPHEX* ANDA filing <Oct. 9>
	Eisai's subsidiary KAN Research Institute relaunched operations in the Kobe Medical Industry Development Project Site <Oct.2>
	Established Eisai Clinical Research Singapore Pte. Ltd.
Sep.	Court dismissed Eisai's lawsuits against generic drug manufacturers/distributors regarding the sales of *SELBEX* 50mg based on the Japanese Unfair Competition Prevention Law <Sep. 27>
	Acquired four oncology-related products from Ligand <Sep. 8>
Aug.	Announced the result of the Company's own share acquisition through ToSTNeT-2 <Aug. 30>
	Announced acquisition of the Company's own shares through ToSTNet-2 <Aug. 29>
	Commenced legal action in the United States over *ARICEPT* ODT ANDA filing <Aug. 4>
Jul.	Launched severe chronic agent *PRIALT* in the UK and Germany. <Jul. 31>
	Continuation of policy for protection of the company's corporate value and common interests of shareholders was resolved in the BOD meeting <Jul. 31>
	Acquisition of treasury stock <Jul. 31>
	Concluded agreement with Solvay Pharmaceuticals Marketing & Licensing AG on co-development and distribution of pancreatic exocrine insufficiency treatment (SA-001) in Japan <Jul. 27>
	Mutually agreed with Teva to terminate collaboration agreement for rasagiline. < Jul. 12>
	Announced outline of new stock option (new share subscription right) <Jul.10>
	Eisai (Singapore) Pte. Ltd. started marketing operation <Jul. 4>
Jun.	Licensed selective estrogen receptor modulators (SERMs) to Radius. <Jun. 29>
	Announced allotment of stock option (new share subscription right) <Jun. 23>
May.	Resolved dissolution of Eisai U.S.A. Inc. <May 19>
	Issued partial amendment of articles of corporation <May 16>
	Introduced "new share subscription right" as a stock option <May 16>
	Filed application with the MHRA for *ARICEPT* in treatment of severe Alzheimer's Disease. <May 16>
	Signed joint development agreement with Nitto Denko regarding transdermal patch formulation of *ARICEPT*. <May 10>
	Clinical studies of the next generation of Alzheimer's Disease treatment E2012 was initiated. <May 9>
	Established pharmaceutical marketing subsidiary in Singapore Eisai (Singapore) Pte. Ltd..
Apr.	Announced press release regarding reported loss of document containing personal information <Apr. 21>
	License agreement is signed with Dainippon Sumitomo Pharma regarding development, manufacturing and marketing of *GASMOTIN*, a gastroprokinetic agent, for countries including Asean members. <Apr. 17>
	Established Eisai R&D Management Co., Ltd.
	The fifth Medium-term Strategic Plan "Dramatic Leap Plan" was initiated.

* Events above are listed in the order of execution date and may not be consistent with press release dates.

